UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 19, 2024, Telix Pharmaceuticals Limited (the “Company”) filed with the Australian Securities Exchange (“ASX”) an announcement (the “Announcement”) captioned

“Telix to Add FAP-Targeting Candidates to Theranostic Pipeline”, a copy of which Announcement is attached to this Form 6-K as Exhibit 99.1.

Attached as Exhibit 99.2 is a presentation the Company filed with the ASX on November 19, 2024 in connection with the Announcement.

99.1	Press release dated November 19, 2024
99.2	Presentation dated November 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date: November 19, 2024	By:	/s/ Genevieve Ryan
Name: Genevieve Ryan
Title: Company Secretary